December 9, 2019

Wangchun Ye
Chairman and Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 2, 2019
           File No. 333-234666

Dear Dr. Ye:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form F-1 filed December 2, 2019

Dilution, page 67

1. Please provide us with a reconciliation between net tangible book value and your interim condensed consolidated balance sheet on F-92. To this extent, it appears you are including ordinary shares issued in November 2019 in the calculation of your net tangible book value as of September 30, 2019. Please revise to include these shares, and related proceeds and expenses, in your calculation of as-adjusted net tangible book value as they are disclosed in item (ii) in the table here as being reflected within that calculation and because they were issued subsequent to the September 30 period end and should not be
 Wangchun Ye
OneConnect Financial Technology Co., Ltd.
December 9, 2019
Page 2
       included. Please advise or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments, and Estimates
Revenue Recognition, page 108

2. We note from your revised disclosure on page 110 that you act as the principal in your business origination services transactions and record revenue and expense on a gross basis. Please tell us how your accounting complies with IFRS 15, paragraphs B34 to
       B37, to support your determination as principal for each of the elements comprising the business origination services noted on page 110, i.e. financial institution customer leads, design of marketing plans, and sourcing leads from channel partners. Revise the business origination service revenue accounting policy disclosures in your notes to the financial statements to address this principal relationship since this is a significant policy disclosure matter.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameWangchun Ye
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Office of Technology
December 9, 2019 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName